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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                    )*

Medical Discoveries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58456E

(Cusip Number)

Judy M. Robinett
Chief Executive Officer
Medical Discoveries, Inc.
738 Aspenwood Lane
Twin Fall, Idaho 83301
(208) 736-1799

Copy to:

Stephen R. Drake, Esq.
Stoel Rives LLP
101 S. Capitol Boulevard
Suite 1900
Boise, ID 83702-7705
(208) 389-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)
Portlnd2-4451727.1 0040948-00006

CUSIP No. 58456E			Page 2 of 5 Pages

1.	Name of Reporting Person: Judy M. Robinett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,030,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 16,030,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,030,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.4%

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock of Medical Discoveries, Inc., a Utah corporation (the “Company”). The principal executive offices of the Company are located at 738 Aspenwood Lane, Twin Falls, Idaho 83301.

Item 2. Identity and Background

     (a)-(c), (f) This Amendment is being filed by Judy M. Robinett. Ms. Robinett is the Chief Executive Officer of the Company. Her mailing address is 738 Aspenwood Lane, Twin Falls, Idaho 83301. Ms. Robinett is a U.S. citizen.

     (d)-(e) During the last five years, Ms. Robinett has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Ms. Robinett acquired the options to purchase Common Stock (“Common Stock Options”) described in Item 5 below in consideration of her continued service as Chief Executive Officer of the Company. The shares of Common Stock held by Ms. Robinett described in Item 5 below were purchased on April 20, 2001 for an aggregate amount of $7,500 as payment of a finder’s fee earned by Ms. Robinett for introducing the Company to equity investors.

Item 4. Purpose of Transaction

     Ms. Robinett acquired the shares of Common Stock and the Common Stock Options described in Item 5 for investment purposes. Ms. Robinett has no plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company’s business or corporate structure;

     (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

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     (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a)-(b) As of November 5, 2003, Mr. Robinett beneficially owned 30,000 shares of Common Stock and 16,000,000 immediately exercisable Common Stock Options (collectively, the “Securities”), representing approximately 22.4% of the Company’s 71,698,856 shares of Common Stock that would be outstanding upon exercise of Ms. Robinett’s Common Stock Options. As of November 5, 2003, the Company had 55,698,856 shares of Common Stock outstanding. Ms. Robinett has sole voting and sole dispositive power with respect to the Securities.

     (c) Ms. Robinett was granted the Common Stock Options on October 29, 2003. No other transactions in the Securities were effected within the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Robinett and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Ms. Robinett is not a party to any arrangement whereby securities of the Company are pledged or are otherwise subject to a contingency the occurrence of which would give another person power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

     Not applicable.

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SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2003
/s/ Judy M. Robinett

Judy M. Robinett

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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